October 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-3 File No. 333-282456
Filed on October 1, 2024, as amended October 7, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Calidi Biotherapeutics, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, October 10, 2024, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP., by calling Jay K. Yamamoto, Esq. at 212-930-9700.

Very truly yours,

/s/ Andrew Jackson
Andrew Jackson
Chief Financial Officer